As filed with the Securities and Exchange Commission on    October 18, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           AMENDMENT NO. 4 TO SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             WINSTON RESOURCES, INC.
                                (Name of Issuer)

                             WINSTON RESOURCES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    975661109
                      (CUSIP Number of Class of Securities)


                                 SEYMOUR KUGLER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WINSTON RESOURCES, INC.
                                535 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 557-5000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With a copy to:

                             JOEL A. KLARREICH, ESQ.
                               TANNENBAUM HELPERN
                           SYRACUSE & HIRSCHTRITT LLP
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  (212)508-6700

                                 SEPTEMBER 3, 1999

     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation                                       Amount of Filing Fee
$7,920,788.875(1)                                                     $1,584(2)
================================================================================

[ ] Check box if any part of the fee is offset by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing and registration statement number, or the form or schedule and the date of filing.

Amount Previously Paid:  None                     Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable         Date Filed:  Not Applicable

--------

(1) Estimated for purposes of calculating the amount of the filing fee only. The total transaction value is based on 3,233,521 shares of common stock of Winston Resources, Inc. outstanding as of June 16, 1999, less 1,519,918 shares held by Seymour Kugler and certain members of his family, at an offer price of $4.625 per share.

(2)     Calculated as 1/50 of 1% percent of the transaction value.

                                   INTRODUCTION

     This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4"), dated July 14, 1999, as amended, filed by Winston Resources, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, and Rule 13e-4 thereunder with respect to the tender offer by the Company for all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), at a price of $4.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 2, 1999, as supplemented as of September 3, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Schedule 13E-4 of the Company, as amended.

ITEM 8.           ADDITIONAL INFORMATION

     Item 8 is hereby amended and supplemented as follows:

     The Company's all cash tender offer for all of its outstanding Shares expired at 5:00 p.m., New York City time, on October 6, 1999. 1,594,470 Shares were validly tendered pursuant to the Offer and were accepted for payment at a price of $4.625 per Shares. Such shares constituted approximately 49.3% of the total outstanding Shares and approximately 93.05% of the outstanding Shares held by persons other than the Remaining Stockholders. As a result, the Remaining Stockholders own approximately 96.3% of the outstanding Shares. The Remaining Stockholders hold a sufficient number of Shares to effect a short form merger by consent without the need for a meeting of the Company's stockholders. The Company expects that the merger will be completed on or about November 19, 1999. A press release issued by the Company on October 6, 1999, announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

     On October 8, 1999, plaintiffs in the action commenced on August 30, 1999 in Supreme Court, State of New York, New York County captioned, Alec Peters and Martha Peters, Shareholders of Winston Resources, Inc. suing in the right of Winston Resources, Inc., Plaintiffs, v. Seymour Kugler, Gregg Kugler, Todd Kugler, Eric K. Kugler, Alan E. Wolff, Martin Wolfson, Martin A. Fischer, Martin
J. Simon, Norton W. Sperling, and Winston Resources, Inc., Defendants (the "Action"), which was removed by the defendants to the United States District Court for the Southern District of New York, filed a motion to voluntarily dismiss the Action without prejudice. Plaintiffs did not seek any damages or other relief as part of the dismissal. The Company has informed the Court that it consents to the voluntary dismissal without prejudice and the Company anticipates, subject to Court approval, that the Action will be dismissed. The Action had been brought derivatively for the benefit of the Company and representatively on behalf of Plaintiffs and all other stockholders of the Company similarly situated, seeking damages for alleged breaches of fiduciary duties, wrongful benefits and profits to directors and officers, corporate waste and wrongful transfers to management.


ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended and supplemented to add the following:

     (a)(9) Press Release issued by Winston Resources, Inc. on October 6, 1999.

                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: October 18, 1999



                                              WINSTON RESOURCES, INC.


                                          By:  /s/ Seymour Kugler
                                               _____________________________
                                               Name: Seymour Kugler
                                               Title: Chairman, President
                                                     and Chief Executive Officer

                                 Exhibit (a)(9)

Wednesday October 6, 6:40 pm Eastern Time

Company Press Release

Winston Announces Successful Completion of
Self-Tender Offer

NEW YORK--(BUSINESS  WIRE)--Oct.  6, 1999--Winston Resources,  Inc. (AMEX: WRS -
news) announced this afternoon that it had received tenders for 1,588,324 shares of its common stock in connection with its self-tender offer which commenced on September 2, 1999, representing approximately 92.7% of all shares held by the public. Winston further announced that it is accepting all such shares for purchase and that the offer period for the tender offer expired according to its terms at 5:00 PM today EST. As a consequence of the completion of the tender offer, Winston's common stock will be delisted from trading on the American Stock Exchange. The Company intends, as promptly as practicable, to effect a merger pursuant to which the holders of all remaining shares held by shareholders, other than members of the family of Seymour Kugler, founder and chairman of Winston, and their affiliates, will receive the same consideration per share for their shares as was paid to those shareholders tendering their shares in connection with the tender offer.

Winston Resources, Inc. founded in 1967 and headquartered in New York, provides a broad range of staffing services including a wide variety of temporary staffing specialties, full time placement, executive recruitment and recruitment advertising through its six company owned offices and sixteen franchised locations.